Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

August 30, 2006
Our ref. No. PI 081

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation and Nippon Light Metal Co., Ltd. Agree to Integrate Aluminum Alloy Production Business**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Mitsubishi Corporation and Nippon Light Metal Co., Ltd. Agree To Integrate Aluminum Alloy Production Business

TOKYO (August 30, 2006)—Mitsubishi Corporation (hereinafter referred to as "MC") and Nippon Light Metal Co., Ltd. (hereinafter referred to as "NLM") announced today that they have agreed to integrate their aluminum alloy production business on April 1, 2007.

In this integration, NLM (the separating company) will separate their aluminum alloy production business and M.C.ALUMINIUM CO., LTD. (hereinafter referred to as "MCA", the successor company), wholly-owned subsidiary of MC, will succeed the business from NLM. After the integration, NLM will hold 55%, and MC will have 45% of voting shares of the new company, NIKKEI MC ALUMINIUM CO., LTD. (hereinafter referred to as "the New Company"). As a result of the integration, MCA will be a new company and well be reclassified from subsidiary to affiliates.

The operational know-how in overseas of MC/MCA and the advanced development skills for aluminum alloys production of NLM will enable the New Company to differentiate itself in the aluminum alloys industry and to improve profitability of the aluminum alloy production business for both parent companies.

[Profile of NLM/MCA]

(1) Corporate Name	Nippon Light Metal Co., Ltd. (Separating Company)	M.C.Aluminium Co., Ltd. (Successor Company)
(2) Business Description	Production and sales of alumina, aluminum hydroxide, aluminum alloys, aluminum plates/ extrusion products, and other wrought aluminum products	Production and sales of aluminum alloys
(3) Establishment	1939	1964
(4) Headquarter	Shinagawa, Tokyo	Chikuma-City, Nagano
(5) Representative	Shigesato Sato (President and C.E.O.)	Katsura Ochi (President)
(6) Capital (Million Yen)	39,084	480
(7) Employees	1,898	148
(8) Sales (Million Yen, FY 2005)	202,763	19,380
(9) Net Profit (Million Yen, FY 2005)	5,089	103
(10) Overseas Affiliates Involved in Integration		4 (Columbus, US; Kunshan, China; Bangkok, Thailand; Korat, Thailand)

[Profile of the Separating Business of Nippon Light Metal Co., Ltd.]

(1) Separating Business	Aluminum alloy production business
(2) Factories	2 (Koda-Cho, Aichi pr.; Iga-City, Mie pr.)
(3) Production Capacity	100,000 tons
(4) Employees	102
(5) Sales (Million Yen, FY 2005)	27,600

[Profile of the New Company After the Integration]

(1) Corporate Name	NIKKEI MC ALUMINIUM CO., LTD.
(2) Establishment	April 1, 2007
(3) Headquarter	Tokyo
(4) Capital (Million Yen)	1,000
(5) Investment Ratio	Mitsubishi Corporation 45%, Nippon Light Metal Co., Ltd. 55%
(6) Domestic Factories	5 (Chikuma-City, Nagano pr.; Sakura-City, Tochigi pr.; Fukuroi-City, Shizuoka pr.; Koda-Cho, Aichi pr.; Iga-City, Mie pr.)
(7) Overseas Subsidiaries	4 (Columbus, US; Kunshan, China; Bangkok, Thailand; Korat, Thailand)
(8) Employees	500 (Domestic 250, Overseas 250)
(9) Production Capacity	310,000 tons (Domestic: 190,000 tons, Overseas: 120,000 tons)
(10) Expected Sales (Million Yen)	About 50,000/yr. (stand-alone), About 80,000/yr. (consolidated)*

*Consolidated sales of the New Company will consist of 30,000 million yen/yr. of NLM's separating business, 20,000 million yen/yr. of MCA alone, and 30,000 million yen/yr. of overseas subsidiaries.

The integration of the aforementioned business will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

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